AB

503-6-03

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SECURITIES AND ᴇ~. ON
Washington, D.C. 20~~

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

RECEIVED MAR 0 3 2003

SEC FILE NUMBER
8-44462

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

    CapWest Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    5808 South Rapp Street, Suite #108
                                    (No. and Street)
    Littleton   Colorado   80120
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    Debra White   303-798-5407
                                            (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

            Comiskey & Company, P.C.
            (Name — if individual, state last, first, middle name)

    789 Sherman Street, Suite #440, Denver, Colorado 80203
    (Address)   (City)   (State)   Zip Code)

CHECK ONE:

    X Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

The accompanying notes are an integral part of the financial statements.

1

OATH OR AFFIRMATION

I, _____ Debra White _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ CapWest Securities, Inc. _____, as of _____ December 31, 2002 _____ XXXX _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Signature

President

Title

LeeRonna J. Daniel 2/26/03

Notary Public

My Commission expires 3/2006

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of ~~Income (Loss)~~ Operations.
- XX (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- — (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- — (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- XX (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- — (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- — (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- — (l) An Oath or Affirmation.
- — (m) A copy of the SIPC Supplemental Report.
- — (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CapWest Securities, Inc.

Financial Statements

December 31, 2002

CONTENTS



INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholder
CapWest Securities, Inc.
Littleton, Colorado

We have audited the accompanying statement of financial condition of CapWest Securities, Inc. (the "Company") as of December 31, 2002, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CapWest Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital Under Rule 15c3-1 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 as of December 31, 2002 are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Denver, Colorado
February 21, 2003

Comiskey & Co.

PROFESSIONAL CORPORATION

Certified Public Accountants & Consultants

789 Sherman Street • Suite 440 • Denver, CO 80203
(303) 830-2255 • Fax (303) 830-0876 • info@comiskey.com • www.comiskey.com

2


CapWest Securities, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002


ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	45,490
Commissions receivable		36,221
Receivables from non-customers		19,001
Accounts receivable - related party		2,499
Deposits		1,645
Prepaid expenses		12,455
TOTAL ASSETS	$	117,311

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Commissions payable	$	36,043
Accounts payable		38,030
Settlement payable		8,000
Total current liabilities		82,073

STOCKHOLDER'S EQUITY

Common stock, $0.01 par value; 10,000 shares authorized; 1,000 shares issued and outstanding at December 31, 2002	10
Additional paid-in capital	69,763
Accumulated deficit	(34,535)
Total stockholder's equity	35,238
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY $	117,311

The accompanying notes are an integral part of the financial statements.

3

CapWest Securities, Inc.
STATEMENT OF OPERATIONS
For the year ended December 31, 2002

REVENUES		
Commissions	$	953,381
Interest income		94
Other income		346
Total income		953,821
EXPENSES		
Commissions		646,805
General and administrative		78,621
Management fees - related party		233,845
Total expenses		959,271
NET LOSS BEFORE INCOME TAX		(5,450)
Income tax benefit		-
NET LOSS	$	(5,450)

The accompanying notes are an integral part of the financial statements.

4

CapWest Securities, Inc.
STATEMENT OF STOCKHOLDER'S EQUITY
For the year ended December 31, 2002

| | Common Stock | | Additional | | Total |
	Number of shares	Amount	Paid - in capital	Accumulated deficit	stockholder's equity
Balances, January 1, 2002	1,000	$ 10	$ 69,763	$ (29,085)	$ 40,688
Net loss	-	-	-	(5,450)	(5,450)
Balances, December 31, 2002	1,000	$ 10	$ 69,763	$ (34,535)	$ 35,238

The accompanying notes are an integral part of the financial statements.

5

CapWest Securities, Inc.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (5,450)
Adjustments to reconcile net loss to net cash flows from operating activities:	
Increase in receivables from non-customers	(19,001)
Increase in accounts receivable - related party	(99)
Increase in commission receivable	(13,631)
Decrease in prepaid expenses	510
Decrease in deposits	13,727
Decrease in accounts payable	32,208
Decrease in commissions payable	14,965
Net cash flows from operating activities	23,229
CASH FLOWS FROM INVESTING ACTIVITIES	
Net cash flows from investing activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Net cash flows from financing activities	-
NET INCREASE IN CASH AND CASH EQUIVALENTS	23,229
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	22,261
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 45,490

The accompanying notes are an integral part of the financial statements.

6

1.   **Summary of Significant Accounting Policies**

   Nature of Business

   CapWest Securities, Inc. (the "Company"), a Colorado corporation, was incorporated in 1991 to provide security brokerage and related services as set forth by the Securities and Exchange Commission and National Association of Securities Dealers, Inc. ("NASD"). The Company does not maintain or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by FISERV Securities, Inc. on a fully-disclosed basis. FISERV Securities, Inc. makes and keeps such records of transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker/dealer pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934, as amended. FISERV Securities, Inc. also performs all services customarily incident therein, including preparation and distribution of customer confirmations, customer statements, and maintenance of margin requirements.

   Method of Presentation

   The Company has elected to present the statement of financial condition separating assets and liabilities between current and noncurrent categories. The presentation is in accordance with generally accepted accounting principles, but is often not used by members of the brokerage industry.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Concentrations of Credit Risk

   The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company's cash and cash equivalents are in demand deposit accounts placed with federally insured financial institutions. Such deposit accounts at times may exceed federally insured limits. The Company has not experienced any losses on such accounts.

   Cash and Cash Equivalents

   For purposes of the statement of cash flows, the Company considers all money market accounts and highly liquid debt investments purchased with an original maturity of three months or less to be cash equivalents.

   Securities Transactions

   Securities transactions, including the resulting commission revenue and expense, are recorded on a trade-date basis.

CapWest Securities, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

1. **Summary of Significant Accounting Policies (continued)**

   Income Taxes

   The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. The Company and its parent file a consolidated income tax return. Income tax expense in the Company's income statement has been allocated on the basis of the Company's earnings as a percentage of total consolidated earnings, as adjusted for temporary tax differences.

2. **Clearing Deposit**

   The Company maintains a $15,000 deposit with its clearing broker/dealer and has provided a security interest with respect to the amount deposited.

3. **Leases**

   The Company leased office space under a noncancelable lease. The lease expired February 2002, and rental charges continued until August 2002. For the months August through October 2002, the cost of the Company's office space was included in a management fee arrangement with Blake Street Investments. In November 2002, the Company's parent, Capstone Financial Group, Inc., entered into a one-year lease for office space which it shares with the Company. Effective November 2002, rent is included in management fees paid to Capstone Financial Group. Rent expense for 2002 was approximately $7,300.

4. **Related Party Transactions**

   The Company has a management fee agreement with its sole stockholder, Capstone Financial Group, Inc. ("Capstone"). Management fees paid to Capstone during 2002 totaled $233,845. The amount receivable from Capstone as of December 31, 2002 was $2,499.

   Debbie White, the Secretary/Treasurer, is the guarantor in the Clearing Broker Agreement with FISERV Securities, Inc.

5. **Income Taxes**

   The Company files a consolidated Federal income tax return with its parent, Capstone Financial Group, Inc. As of December 31, 2002, the Company has contributed $3,049 to the consolidated taxable operating loss. The tax effect of this loss, approximately $450, is offset by a full valuation allowance.

6. **Net Capital Requirements**

   Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provision. As of December 31, 2002, the Company had net capital and minimum net capital requirements of $14,102 and $5,471, respectively. The net capital ratio (aggregate indebtedness to net capital) was 5.82 to 1. In accordance with Rule 15c3-1, the net capital ratio may not exceed 15 to 1.

7. <u>Litigation</u>

    Stephen E. Snyder Trustee v. CapWest Securities et al

    As of December 31, 2000, the Company was a defendant in Stephen E. Snyder, as Trustee for the Liquidation of Consolidated Investment Services, Inc. Plaintiff, v. CapWest Securities, Inc., First Associated Securities Group, Inc., Norman P. Rounds, and Debra H. White. The case began on October 8, 1997 when an Adversary Proceeding was filed in the United States Bankruptcy Court for the District of Colorado. The trustee sought to recover approximately $129,000 from the Company on the theory that the Company was the transferee of fraudulent conveyances, in the form of trailing commissions, from Consolidated Investment Services, Inc. It has been the Company's position that the cost of administering the accounts was greater than the revenues expected and, therefore, they were worthless.

    On January 31, 2001, the parties agreed that, for consideration of $8,000 to be paid by CapWest Securities, Inc., all parties to the suit would exchange releases of liability, and the matter would be settled. The settlement liability of $8,000 remains outstanding as of December 31, 2002 in the accompanying financial statements.

CapWest Securities, Inc.
SCHEDULE OF COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SEC
December 31, 2002

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition $ 35,238

2. Deduct ownership equity not allowable for Net Capital   -

3. Total ownership equity qualified for Net Capital $ 35,238

4. Add:

    A.   Liabilities subordinated to claims of general creditors allowable in computation of net capital   -

    B.   Other (deductions) or allowance credits (List)   -

5. Total capital and allowable subordinated liabilities $ 35,238

6. Deductions and/or changes:

    A.   Total nonallowable assets from Statement of Financial Condition $ 21,136

    B.   Secured demand note deficiency   -

    C.   Commodity future contracts and spot commodities-proprietary capital charges   -

    D.   Other deductions and/or charges   -

                                   $ (21,136)

7. Other additions and/or allowable credits   -

8. Net capital before haircuts on securities positions $ 14,102

The accompanying notes are an integral part of the financial statements.

10

Computation of Net Capital (continued)

9. Haircuts on securities (computed, where applicable,
    pursuant to 15c3-1(f)):

    A. Contractual securities commitments $ _____ -

    B. Subordinated securities borrowings   _____ -

    C. Trading and investment securities:

        1. Exempted securities   _____ -

        2. Debt securities   _____ -

        3. Options   _____ -

        4. Other securities   _____ -

    D. Undue concentration   _____ -

    E. Other   _____ -

         $ _____ -

10. Net Capital   14,102

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

11. Minimum net capital required (6-2/3% of line 18) $ 5,471

12. Minimum dollar net capital requirement of reporting broker
     or dealer $ 5,000

13. Net capital requirement (greater of line 11 or 12) $ 5,471

14. Excess net capital (line 10 less line 13) $ 8,631

15. Excess net capital at 1000% (line 10 less 10% of line 16) $ 5,895

Computation of Aggregate Indebtedness

16. Total Aggregate Indebtedness liabilities from
Statement of Financial Condition $ 82,073

17. Add:

A. Drafts for immediate credit $ -

B. Market value of securities borrowed for
which no equivalent value is paid or credited -

C. Other unrecorded amounts -

$ -

18. Total aggregate indebtedness $ 82,073

19. Percentage of aggregate indebtedness to net capital 582%

20. Percentage of debt to debt-equity total computed in
accordance with Rule 15c3-1(c)

Computation of Alternative Net Capital Requirement

The "Computation of Alternative Net Capital Requirement" is not applicable and, therefore, items 22 through 26 have not been included.

CapWest Securities, Inc.
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SEC
December 31, 2002

CapWest Securities, Inc. is exempt under Rule 15c3-3 in accordance with Section (k)(2) of the Securities and Exchange Act of 1934. All customer transactions are cleared through another broker/dealer on a fully-disclosed basis. The clearing firm is FISERV Securities, Inc.

CapWest Securities, Inc. (the Company) unaudited Financial and Operational Combined Uniform Single Report including Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission previously filed as Part IIA for the year ended December 31, 2002 contained potentially material differences. In compliance with Rule 17a-5(d), the notes herein reconcile all potentially material differences between the Company's unaudited schedule and the audited schedule filed herewith. Differences which are not considered potentially material are not disclosed.

1. **Reconciliation of Net Capital Computation**

Net Capital as reported in the Company's Part II, Focus Report	$	27,938
Audit adjustments:		
Adjust refund receivable for ticket overcharges		15,379
Adjust commission revenue chargeback		(28,865)
Accrued income taxes		(350)
Audited net capital computation	$	14,102

2. **Total Ownership Equity**

The difference between the Company's unaudited ownership equity and the audited amount is reconciled as follows:

The Company's unaudited total ownership equity	$	46,575
Understatement of net loss		(11,337)
Audited total ownership equity	$	35,238

3. **Total Nonallowable Assets**

The difference between the Company's unaudited nonallowable assets and the audited amount is reconciled as follows:

The Company's unaudited nonallowable assets	$	18,637
Adjust related party receivable		2,499
Audited total nonallowable assets	$	21,136

4. **Total Aggregate Indebtedness Liabilities**

The difference between the Company's unaudited aggregate indebtedness liabilities and the audited amount is reconciled as follows:

The Company's unaudited total aggregate indebtedness liabilities	$	52,860
Understatement of accrued taxes, and rounding		348
Understatement of accrued chargeback revenue		28,865
Audited total aggregate indebtedness liabilities	$	82,073



Comiskey *Professional Corporation*
&Company

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Board of Directors
CapWest Securities, Inc.
Littleton, Colorado

In planning and performing our audit of the financial statements of CapWest Securities, Inc. for the year ended December 31, 2002, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by CapWest Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of Aggregate Indebtedness (or Aggregate Debits) and Net Capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and other practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants & Consultants

789 Sherman Street • Suite 440 • Denver, CO 80203
(303) 830-2255 • Fax (303) 830-0876 • info@comiskey.com • www.comiskey.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structures, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Denver, Colorado
February 21, 2003

Comiskey & Co.

PROFESSIONAL CORPORATION